This Filing is made pursuant
to Rule 424(b)(2) under
PROSPECTUS SUPPLEMENT	the Securities Act of
(To Prospectus dated November 5, 2001)	1933 in connection with
Registration No. 333-67964

DIRECT STOCK PURCHASE PLAN

June 20, 2002

          IndyMac Bancorp, Inc. (“IndyMac”) is pleased to offer the IndyMac Bancorp, Inc. Direct Stock Purchase Plan, a direct stock purchase plan designed to provide investors with a convenient method to purchase shares of our common stock. Participants should print and retain both this prospectus supplement and the accompanying prospectus for future reference.

Program Highlights:

•	Purchase IndyMac common stock directly — over the Internet — without paying any trading fees or brokerage commissions.

•	Build your investment over time — starting with as little as $250 or by authorizing at least five automatic monthly investments of at least $50 each.

•	Add to your investment systematically and conveniently — by authorizing automatic monthly investments, or by making additional investments over the Internet.

•	Monitor and manage your IndyMac investment entirely over the Internet.

Please Note: The IndyMac Direct Stock Purchase Plan is offered only to investors who are willing to manage their investment solely at www.melloninvestor.com. All information about plan holdings and activities, and about IndyMac itself, will be available to you online.

          This prospectus supplement and the accompanying prospectus relate to 5,000,000 shares of our common stock being offered for purchase under the plan.

          Our common stock is listed on the New York Stock Exchange under the symbol “NDE.”

_____________

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus or the accompanying prospectus are accurate or adequate. Any representation to the contrary is a criminal offense.

_____________

Prospectus Supplement dated June 20, 2002

About IndyMac Bancorp, Inc.
Description of Our Direct Stock Purchase Plan
PURPOSE
ADVANTAGES AND DISADVANTAGES
ADMINISTRATION
ELIGIBILITY
HOW TO ENROLL
PURCHASE OF COMMON STOCK
SALE OF SHARES
ADDITIONAL INFORMATION
DIVIDENDS AND DIVIDEND REINVESTMENT
Tax Consequences
Where You Can Find More Information About Us
Incorporation of Information by Reference
Use of Proceeds
Note About Financial Intermediaries
Legal Opinion
Experts
Indemnification

          The common stock offered by this prospectus supplement and the accompanying prospectus does not constitute a deposit in or other obligation of IndyMac or in our subsidiary, IndyMac Bank. Our common stock may decline in market value and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

          No person has been authorized to give you any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. If any other information or representations are given or made, you must not rely on them as having been authorized by us.

          This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy shares of our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

          Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder should be deemed to imply that there has been no change in our affairs since the dates of this prospectus supplement and the accompanying prospectus or that the information herein is correct as of any time subsequent to its date.

i

ii

About IndyMac Bancorp, Inc.

          We are the holding company for IndyMac Bank®, a leading technology-based mortgage bank with proprietary, award-winning systems to facilitate, among other things, automated underwriting and risk-based pricing of mortgage loans on a nationwide basis via the Internet. Our mortgage banking group offers multi-channel distribution of its mortgage products and services through a nationwide network of mortgage brokers, mortgage bankers, community financial institutions, realtors and homebuilders. The mortgage banking group also offers mortgage products and services directly to consumers via the Internet and telephone, and through its Southern California consumer banking centers. Our principal executive offices are located at 155 North Lake Avenue, Pasadena, California 91101 and our telephone number is (800) 669-2300.

          IndyMac Bank is FDIC-insured and offers an array of Web-enhanced banking services in addition to its core mortgage products and services and provides commercial loans to homebuilders for the purpose of constructing new single-family residences.

          We conduct a diversified mortgage banking business, manage an investment portfolio, and offer commercial lending and retail banking products. Our mortgage banking group is our core business. It is a technology based, highly scalable operation that includes the following distinct channels: (1) a business-to-business channel, with mortgage brokers, small mortgage bankers and community financial institutions, that effectively provides us with access to a variable cost, nationwide “virtual” branch network, (2) a branchless, technology driven, business-to-consumer channel and (3) a business-to-realtor channel, which allows real estate professionals to utilize our technology to facilitate the mortgage loan process for their home buying clients. We have been successful in expanding and leveraging our proprietary loan approval and pricing system, e-MITS®1, across our mortgage banking channels. These channels provide us with comprehensive coverage of the consumer mortgage market.

          We invest in residential loans and mortgage securities retained in connection with the issuance of mortgage-backed securities. We act as primary servicer and master servicer with respect to substantially all the mortgage loans we sell pursuant to private-label securitizations or that we sell to government sponsored entities.

Description of Our Direct Stock Purchase Plan

          The following questions and answers explain and constitute our Direct Stock Purchase Plan, which we refer to below as the “plan.”

[1]	Patent pending.

PURPOSE

1.	What is the purpose of the plan?

          The plan is intended to provide both our existing shareholders and new investors with a simple, convenient and economical method to purchase shares of our common stock. The plan also provides us with an economical and flexible mechanism to raise equity capital through sales of our common stock.

ADVANTAGES AND DISADVANTAGES

2.	What are the advantages of participation in the plan?

•	You do not need to be a current IndyMac shareholder, nor do you need to have a broker, to buy our common stock through the plan. The plan’s online Enrollment Wizard is designed to guide you through each step and to move the funds you choose to invest automatically with a minimum of paperwork.

•	You can start investing with a relatively small amount of money.

•	The automatic monthly investment feature helps you add to your investment over time in a convenient and systematic fashion.

•	If you wish to start off with a single larger investment or you prefer to send a check to the plan administrator, you may do so. Subsequent automatic investments can then be pre-authorized through the Enrollment Wizard.

•	There are no trading fees or brokerage commissions when you purchase IndyMac stock through the plan. The entire amount of your investment is used to purchase IndyMac stock.

•	If you are already an IndyMac shareholder, you can consolidate all your IndyMac stock holdings into a single account. You can deposit your IndyMac stock certificates into your plan account or, if you hold shares with a broker, you can transfer those shares into your own name and deposit them into your plan account.

•	Keeping track of your account and entering new transactions is simple, convenient and paperwork-free. The plan is available to you any time over the Internet.

•	The plan offers you flexibility when you decide to sell your shares. You may request the sale of some or all of your shares through the plan administrator at any time. Or, if you prefer to have complete control over the timing and price at which you sell, you may withdraw your shares from the plan, at no cost to you, and sell them through a broker of your choice.

3.	What are the disadvantages of participation in the plan?

•	Because the prices at which plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose some advantages otherwise available to you in being able to select the timing of your investments. For example, because the price charged to you for shares purchased in the open market is the weighted average price paid by the plan administrator to obtain shares for all participants who acquire shares through the plan on the same day, you may pay a higher price for shares purchased under the plan than for shares purchased on the investment date outside of the plan.

•	We will not pay interest on funds held by us pending investment.

•	Sales of shares for participants that have made valid elections during any month are irrevocable and will be made at market prices at the time of sale. You will not be able to control the timing of such sales or to place “limit orders” specifying the prices at which you are willing to sell your shares.

•	To sell your shares through a broker of your choice, you must first ask the plan administrator to obtain a physical stock certificate representing the shares from the transfer agent and deliver the certificate to you. The plan administrator will promptly process your instructions, but you should leave ample time for processing of your instructions and for receipt of your stock certificate.

•	Shares held by the plan administrator in the plan are not covered by the customer protection provisions of the Securities Investor Protection Act of 1970 relating to customers of failed securities broker-dealer firms.

ADMINISTRATION

4.	Who administers the plan?

          The plan is administered by Mellon Bank, N.A., with some administrative support being provided by its affiliate Mellon Investor Services. The plan administrator acts as agent for plan participants, keeps records of participant accounts, sends annual account statements to participants, and performs other duties relating to the plan. The plan administrator may use, and commissions may be paid to, a broker-dealer that is affiliated with the plan administrator. If the plan administrator resigns or otherwise ceases to act as plan administrator, we will appoint a new administrator to administer the plan.

          The plan administrator does not act in an investment advisory or similar capacity. Investors participating in the plan must make independent investment decisions based upon their own judgment and research.

          Shares purchased for each participant under the plan will be held by the plan administrator. The plan administrator is not a broker-dealer and is therefore not a member of the Securities Investor Protection Corporation (“SIPC”). As a result, shares held by the plan administrator in the plan are not covered by the Securities Investor Protection Act of 1970 (“SIPA”). Generally, SIPA provides protection for customers of insolvent SIPC member brokerage firms and requires, up to certain dollar limitations, the return of cash and securities registered in their name.

5.	Why is IndyMac offering the plan only over the Internet?

          We are offering the plan over the Internet because:

•	Internet-based applications are a key part of our business strategy.

•	The ability to deliver all plan materials and stockholder information to you electronically generates considerable cost savings to us by minimizing printing, paper, postage and handling expense.

•	These savings allow us to offer the plan’s direct purchase feature without the need to charge any trading fees or brokerage commissions to plan participants.

6.	What documents will be electronically available to me?

          By investing in the plan, you will be giving your consent to access all stockholder information about us and all information about your plan holdings electronically. This includes account statements, our annual report, notice of meeting, proxy statement and proxy voting materials, and any other information we may be required to deliver to you pursuant to applicable law.

          Whenever there is news of importance to our shareholders an e-mail notice will be sent to you summarizing the news, and any action required by you. The e-mail notice will direct you to a Website where the full information can be obtained at your convenience. Certain documents may be delivered or posted in portable document format, or PDF, and free access to the necessary software will be provided for review of such documents.

          The plan administrator may confirm certain transactions and produce plan statements in paper form from time to time. Any such confirmations or plan statements will be mailed to you at the address you give when you enroll in the plan.

7.	Do I need an e-mail address or Internet access to participate in the plan?

          You must have a valid e-mail address, Internet access through an Internet service provider and a web browser that supports secure connections (i.e. the current version of Netscape Navigator, Internet Explorer or America Online) in order to participate in the plan and electronically access shareholder information. In order to retain this information, you must have a printer, a hard drive or other storage. By investing in the plan, you are confirming that you have a valid e-mail address and access to a computer meeting these requirements.

          Please be aware that you may incur costs normally associated with electronic delivery, including access, usage, or telephone charges. We are not responsible for these or any other charges your Internet service provider or telephone company may assess while you are accessing shareholder information or your plan account.

ELIGIBILITY

8.	Who is eligible to participate in the plan?

          Any person or legal entity is eligible to participate in the plan. You do not have to be a current shareholder, nor do you have to be located in the U.S. or be a U.S. citizen. In all cases, however, investments must be made in U. S. currency drawn on a U.S. bank. In addition, prior to investing in our common stock, each participant who resides or is located outside the U.S. is responsible for reviewing the laws of his or her country of residence or other applicable laws to determine if there are any restrictions on their ability to invest through the plan.

HOW TO ENROLL

9.	How do I enroll in the plan?

•	After you have read this prospectus supplement and the accompanying prospectus, simply click the “Invest Now” button and follow the instructions for authorizing your initial investment.

•	All investments must be made in U.S. dollars from a U.S. bank.

•	You may make your initial investment by:

1.	authorizing an electronic transfer of at least $250 but not more than $10,000 from your U.S. bank account; or

2.	authorizing a minimum of five automatic monthly transfers of at least $50 each from your U.S. bank account; or

3.	mailing a check for at least $250, but not more than $10,000, drawn on a U.S. bank account to the plan administrator.

Follow the instructions on the online Enrollment Wizard to indicate your selection and, if paying by check, print out the instruction sheet and mail the sheet as indicated with your check.

•	You may sign up for automatic monthly investments, change your monthly investment amount or make additional investments at any time by accessing your account over the Internet and using the account management feature.

•	You may establish additional investment accounts for children or dependents by following the instructions on the online Enrollment Wizard applicable to custodial or trust accounts.

10.	Are any fees required to enroll in the plan?

          No, you do not have to pay any fees to enroll in the plan.

11.	Do I have to pay trading fees or brokerage commissions when I purchase shares through the plan?

          No. You will not pay any trading fees or brokerage commissions to purchase shares through the plan. We will pay all plan fees, except for fees incurred if you sell your shares (see Question 20 below).

12.	Are any other fees payable by plan participants?

          If your bank dishonors your check or electronic funds transfer, you will be charged a $35 fee. There is also a trading fee of $15 plus $0.12 per share for sales of shares under the plan.

13.	Are there minimum and maximum investment limits?

          Yes. You must make a minimum initial investment of at least $250, or authorize five monthly installment investments of at least $50 each. After your initial investment, you may make additional cash investments of at least $50, up to a maximum of $10,000 per month, per account, unless we waive this maximum investment limit upon request in individual cases (see Question 19 below).

PURCHASE OF COMMON STOCK

14.	What is the source of the IndyMac common stock that may be purchased through the plan?

          At our discretion, share purchases will be made in the open market or directly from us. Shares purchased from us may come from our authorized and not previously issued shares or from shares repurchased by us in the open market. Share purchases in the open market may be made on any stock exchange where our common stock is traded or through negotiated transactions, on such terms as the plan administrator determines. Neither we nor any participant will have any authority to direct the date, time or price at which shares may be purchased by the plan administrator.

15.	How will shares be purchased under the plan?

•	Upon receipt of your funds, the plan administrator will invest initial and additional cash investments as promptly as practicable, normally within five business days.

•	Shares will be posted to your account in whole and fractional shares, computed to four decimal places, immediately upon settlement, which under current market practice is required to occur three business days after the purchase date. A confirmation of your transaction will be sent by e-mail or via a paper statement to the Internet or postal address you give us when you enroll in the plan.

•	In the unlikely event that, due to unusual market conditions, the plan administrator is unable to invest the funds within 35 days, the plan administrator will return the funds to you by check. No interest will be paid on funds held by the plan administrator pending investment.

•	For automatic monthly purchases, the amounts you have authorized will be withdrawn from your banking account on the 24th day of each month, or on the next succeeding business day if the 24th falls on a weekend or holiday. The funds will be credited to your account and invested within five business days after receipt by the plan administrator.

•	The plan administrator will use your investment to purchase as many full and fractional shares as possible.

16.	How will the price for my shares be determined?

          For shares purchased on the open market, the purchase price will be the weighted average price paid by the plan administrator to obtain shares for all participants who acquire shares through the plan on the same day. For shares purchased directly from IndyMac, the purchase price will be 100% of the average of the high and low sales prices of our common stock, as reported in the New York Stock Exchange Composite Transactions listing on the investment date, less any discount that IndyMac may decide to offer.

17.	Will shares be offered to plan participants at a discount?

          From time to time, we may elect to offer shares at a discount from prevailing market prices. If we decide to offer plan participants the opportunity to buy shares at a discount, an e-mail notice will be sent to you that describes the details of the offer, including instructions on how to participate.

18.	How do I change or stop my automatic investment election?

          Simply access your account through Investor ServiceDirect on www.melloninvestor.com, choose the “Purchase/Sell” menu and indicate your change in the “Periodic Purchase” selection. Your request must be received at least three business days before the 24th day of a month in order to take effect that month.

19.	May I invest more than the plan maximum of $10,000 per account per month?

          Yes, if you request a waiver of this limit and we grant your waiver request. Upon receipt of a written waiver form from an investor, we will consider waiving the maximum investment limit. Grants of waiver requests will be made in our sole discretion based on a variety of factors, which may include: our current and projected capital needs, prevailing market prices of our common stock and other securities, and general economic and market conditions.

          Shares purchased in excess of the plan maximum investment amount will be priced as follows:

•	Investments for which a waiver has been granted will be made subject to a 12 day pricing period, which will begin on a pre-scheduled day each month, and end on the business day prior to the investment date for that pricing period. Funds for such investments must be received not later than the business day prior to the first day of the pricing period. (See Appendix A to this prospectus supplement for a schedule of relevant dates for investments subject to waiver.)

•	We may establish a minimum price (a “threshold price”) for any pricing period that the average high and low prices of the common stock must equal or exceed during each trading day of the pricing period for investments made pursuant to a waiver request. A trading day is any day on which trades in our common stock are reported on the New York Stock Exchange (“NYSE”).

•	The threshold price for any investments made pursuant to a request for waiver, if we decide to establish a threshold price for a particular pricing period, will be a stated dollar amount that the average of the high and low sale prices of the common stock, as reported on the NYSE for each trading day in the relevant pricing period, must equal or exceed. If the threshold price is not satisfied for a trading day in the pricing period, then that trading day and the trading prices for that day will be excluded from the pricing period.

•	We will only establish a threshold price if shares are going to be purchased directly from us in connection with the relevant pricing period (see Question 14 above). If we have established a threshold price with respect to the relevant pricing period, then for each trading day on which the threshold price is not satisfied, 1/12th of the payment made by the participant pursuant to the request for waiver will be returned to the participant, without interest.

•	Neither we nor the plan administrator will be required to notify you that a threshold price has been established for any pricing period.

•	Waiver request forms and information regarding the establishment of a threshold price, if any, may be obtained by contacting us directly at (626) 535-5800, no sooner than three business days prior to the first day of the relevant monthly pricing period.

SALE OF SHARES

20.	How do I sell the shares I acquire through the plan?

          You can sell all of your shares, or any whole number of your plan shares, at any time through the plan administrator for a fee of $15 plus a $0.12 per share trading fee by accessing your account over the Internet at www.melloninvestor.com. Your sale request will be processed and your shares will generally be sold, subject to market conditions and other factors, by the close of the trading day for requests received by the plan administrator by 1:00 p.m. eastern time. The plan administrator, at its discretion, will sell your shares, along with shares to be sold for other accounts, as promptly as practicable at the then-current market price of the common stock.

          Please note that the plan administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests. All requests are final. The plan administrator will mail a check to you in the amount of the sale proceeds, less applicable sales fees, trading fees and stock transfer tax, on the settlement date, which under current market practice is three business days after your shares have been sold.

          If you prefer to have complete control over the timing and price at which you sell, you may withdraw your shares, at no cost to you, and sell them through a broker of your choice. To do this, you may instruct the plan administrator to have a stock certificate issued to you in your name for the number of whole shares you want to sell through your broker. The plan administrator will then instruct the transfer agent to issue you a physical stock certificate and deliver the certificate to you. You may then deliver the certificate to your broker in accordance with your broker’s instructions. The plan administrator will process your instructions promptly, but you should leave ample time for processing of your instructions and for receipt of your stock certificate.

ADDITIONAL INFORMATION

21.	How can I view the status of my account?

          You can view the status of your account at any time by going to the plan administrator’s Website, www.melloninvestor.com, and logging onto Investor ServiceDirect. To access your account, you will need your social security number and the personal identification number (“PIN”) that you will create the first time you access your account.

22.	How will I be notified about shareholders’ meetings and how can I vote my plan shares?

          For each shareholder meeting, an e-mail notice will be sent to you, along with instructions on how to find the information you need to decide how you wish to vote on the matters to be presented at the meeting and how to instruct the plan administrator to cast your vote over the Internet. Your shares will be voted only by the plan administrator and only as you decide.

23.	Will stock certificates be issued for shares acquired through the plan?

          Stock certificates will not be issued for shares in a plan account unless a specific request is made to the plan administrator, in which event the related shares will be withdrawn from the plan (see Question 20 above). The plan’s book-entry service eliminates the risk and cost of certificate loss, theft or destruction.

24.	How will stock splits, rights offerings and other distributions be handled?

          If we declare a stock split or stock dividend, your plan account will be credited with the appropriate number of shares on the applicable payment date. In the event of a stock subscription or other offer of rights to stockholders, your entitlement will be based on the total numbers of shares held in your account. An e-mail notice will be sent to you detailing any subscription opportunities or rights offerings.

25.	May the plan be changed or discontinued?

          Yes. We may add to, modify or discontinue the plan at any time. An e-mail notice will be sent to you identifying any significant changes to the plan.

26.	Does the plan have any automatic termination provisions?

          Plan participation will be terminated automatically if the plan administrator receives written notice of a participant’s death or adjudicated incompetency, together with satisfactory supporting documentation of the appointment of a legal representative. Thereafter, the plan administrator will terminate the participant’s authorized automatic monthly investments, if any, and the shares held in the participant’s account will be forwarded to the participant’s legal representative.

27.	What are the responsibilities of IndyMac and the plan administrator under the plan?

          Neither IndyMac nor the plan administrator will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the plan as described in this prospectus supplement and on the forms that accompany each investment or activity. You should recognize that the market value of our common stock will fluctuate and that neither IndyMac nor the plan administrator can promise a profit or protect against a loss on common stock purchased under the plan.

28.	Who do I contact if I have questions about the plan?

          The plan administrator will answer any questions you have about buying or selling our common stock through the plan or about any other plan services. You may contact the plan administrator in the following ways:

•	Internet. You can obtain information about the plan online via Investor ServiceDirect. To gain access, you will need your PIN and your social security number. Investor ServiceDirect can be accessed through the Mellon Investor Services’ Website at www.melloninvestor.com.

•	Written Inquiries. You may make an e-mail inquiry by following the instructions on the Investor ServiceDirect Website. Please address all other correspondence concerning the plan to the plan administrator at the following address:

Mellon Bank, N.A. c/o Mellon Investor Services P.O. Box 3336 South Hackensack, New Jersey 07606

          Be sure to include your name, address, daytime phone number, social security or taxpayer identification number and a reference to IndyMac Bancorp, Inc. on all correspondence.

•	Telephone Inquiries. The plan administrator may be reached directly by dialing:

1-800- 814-0291 (in the United States and Canada)

1-800-231-5469 (for the hearing impaired ) (TDD)

1-201-329-8660 (outside of the United States and Canada)

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Time, Monday through Friday (except holidays).

DIVIDENDS AND DIVIDEND REINVESTMENT

          We do not currently pay dividends on our common stock and do not currently plan to pay dividends in the future. If we begin paying dividends in the future, you may have your dividends automatically reinvested in additional shares of our common stock under this plan. You may elect to participate in the dividend reinvestment feature of this plan for some or all of your IndyMac shares by indicating your desire to do so now when you enroll in the plan, in which case your election will take effect automatically if we resume paying dividends in the future.

Alternatively, you may elect to do so when we inform you that we have decided to resume paying dividends. If you do not make an election or choose not to reinvest some or all of your dividends, you will receive dividend payments in cash.

          You may change your election relating to the reinvestment of dividends at any time. If your election is received prior to the record date for a dividend payment, the election to reinvest dividends will begin with that dividend payment. If your election is received on or after any such record date, reinvestment of your dividends will begin on the dividend payment date following the next record date if you are a holder of record at that date. Record dates for the payment of dividends normally precede payment dates by approximately four weeks.

          Upon receipt of your dividend funds, the plan administrator will invest them as promptly as practicable, generally within five business days. Shares will be posted to your account in whole and fractional shares (calculated to four decimal places) immediately upon settlement, which under current market practice is required to occur three business days after the purchase date. A confirmation of your transaction will be sent by e-mail or via a paper statement to the Internet or postal address you give us when you enroll in the plan. With respect to reinvested dividends, the price per share of common stock will be the same as described in Question 16 above.

Tax Consequences

          The following is a summary of the potential tax consequences of participating in the plan. This summary is for general information only, and is not intended to be a complete summary or analysis of all the tax consequences of participating in the plan. It may not describe the tax consequences that apply to you in light of your individual circumstances. Also, the law and interpretation authorities on which the discussion is based are subject to change at any time, which could change the tax consequences described. This summary is necessarily general in nature, and does not discuss all of the U.S. federal income tax consequences that may be relevant to an investor subject to special U.S. federal income tax rules, such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or tax-exempt organizations. You should consult your own tax advisors for complete advice relating to the federal, state, local and foreign tax consequences of participation in the plan based on your individual circumstances.

General

          In general, you should not recognize any income when your shares are purchased. If we decide to offer shares at a discount and you are an existing investor, however, you will be treated as having received a distribution on shares you purchase at a discount equal to the difference between the fair market value of our common stock on the investment date and your purchase price.

          For federal income tax purposes, your tax basis for shares purchased under the plan will equal the sum of your purchase price and any distributions you are treated as having received. Your holding period for shares you purchase will generally begin on the date following the day on which the shares are credited to your account.

          The Internal Revenue Service (“IRS”) may treat existing shareholders as having received a distribution equal to a pro rata share of any brokerage commission or other related charges we pay on behalf of plan participants. While the matter is not free from doubt, we intend to take the position that plan administrative expenses are not constructive distributions to plan participants. Any distributions you are treated as receiving as a result of our payment of such charges will constitute taxable distribution income to you to the extent of our current and accumulated earnings and profits allocable to the distributions. Any excess distributions will constitute a return of capital, which will either reduce your tax basis in your shares or result in gain if such distributions are in excess of your tax basis.

          You will generally realize capital gain or loss when shares are sold or exchanged by you or at your request (provided the shares are held as capital assets), and when you receive a cash adjustment for a fraction of a share held in your account after withdrawal from the plan. The amount of gain or loss will be the difference between the amount that you receive for the shares or fraction of a share and the tax basis of the shares that have been liquidated. If your holding period exceeds twelve months, your gain or loss will be taxed as long-term gain or loss.

Dividends and Dividend Reinvestment

          If we resume paying dividends, any cash dividends we distribute to you will be treated as taxable distribution income to the extent of our current and accumulated earnings and profits allocable to the dividend distribution. Any excess dividends we distribute to you will constitute a return of capital, which will either reduce your tax basis in your shares or result in gain if in excess of your tax basis.

          If you have elected to have your dividends reinvested in the purchase of our common stock, your cash dividends will be taxable for federal income tax purposes as having been received by you even though you have not actually received them in cash. You will be treated as having received, on the investment date, a distribution in an amount equal to the fair market value on that date of the shares acquired with reinvested dividends, even if such shares are purchased at a discount from the fair market value. As discussed above, the IRS has indicated that your distribution may include, in addition to the fair market value of your shares, a pro rata share of any brokerage commission or other related charges we pay on your behalf. Such shares will have a tax basis equal to the fair market value of the shares in addition to any distributions you are treated as having received.

          For federal income tax purposes, the fair market value of shares acquired from us with reinvested dividends under the plan will equal the average of the high and low sale prices of shares on the related investment date. You will receive an annual statement from the plan administrator indicating the amount of reinvested dividends.

Backup Withholding and Administrative Expenses

          We or the plan administrator may be required to deduct, as “backup withholding” at rates described below, a portion of all distributions paid to you, regardless of whether those distributions are reinvested under the plan. Similarly, the plan administrator may be required to deduct backup withholding from all proceeds of sales of shares held in a plan account.

          You will be subject to backup withholding if: (1) you fail to properly furnish us and the plan administrator with your correct taxpayer identification number; (2) the IRS notifies us or the plan administrator that you furnished an incorrect taxpayer identification number; (3) the IRS notifies us or the plan administrator that backup withholding should be commenced because you failed to properly report distributions paid to you; or (4) when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding.

          Backup withholding amounts will be withheld from dividends before they are reinvested under the plan. If you are subject to backup withholding, your reinvested dividends will be reduced by the backup withholding amount. The withheld amounts constitute a credit on your income tax return. Backup withholding will not apply, however, if you: (1) furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on IRS Form W-9, or an appropriate substitute form; (2) provide a certificate of foreign status on IRS Form W-8BEN, or an appropriate substitute form; or (3) are otherwise exempt from backup withholding.

          Reductions in backup withholding tax rates were made pursuant to the Economic Growth and Tax Reconciliation Act of 2001 which provides, in general, that the withholding rate of 31% that was in effect for payments made on or before August 6, 2001 will be reduced over a six-year period. The new rate will be 30.0% for taxable years 2002 and 2003, 29% for taxable years 2004 and 2005, and 28% for the taxable years 2006 and thereafter.

Where You Can Find More Information About Us

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. You can review all of these reports, and other documents incorporated by reference in this prospectus (and print or download them, if you wish) by going to our Internet Website, www.indymacbank.com.

Incorporation of Information by Reference

          We “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that:

•	the documents incorporated by reference are considered part of this prospectus supplement and the accompanying prospectus

•	we can disclose important information to you by referring to those documents

•	information we file with the SEC automatically updates and supersedes the information provided in this prospectus supplement and the accompanying prospectus.

          The information incorporated by reference is an important part of both this prospectus supplement and the accompanying prospectus. Some information contained in this prospectus supplement updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus supplement and the accompanying prospectus. If there is a conflict or inconsistency between the information set forth in this prospectus supplement or the accompanying prospectus, and information incorporated by reference into either document, you should rely on the information contained in the most recently filed document.

          We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains the accompanying prospectus and prior to the time that we sell all the securities offered by this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2001, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders;

•	our current report on Form 8-K filed on January 8, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

•	The description of IndyMac Bancorp, Inc.’s common stock contained in our Registration Statement on Form 8-A dated August 8, 1985, including any amendment or report filed to update such description. This registration statement is filed under our former name, Countrywide Mortgage Investments, Inc.

          We also incorporate into this prospectus supplement and the accompanying prospectus by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement, but prior to the termination of this offering:

•	all Form 10-Q, Form 10-K, Form 8-K and other reports filed under Sections 13(a) and (c) of the Exchange Act;

•	definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any meeting of our shareholders; and

•	any reports filed under Section 15(d) of the Exchange Act.

          You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

IndyMac Bancorp, Inc. 155 North Lake Avenue Pasadena, California 91101-7211 Attention: Investor Relations Telephone: (800) 669-2300 www.indymacbank.com

          None of the information on our Website, other than the SEC filings referred to above, is incorporated by reference into or otherwise intended to be a part of this prospectus. Our Website address is included in this document as an inactive textual reference only.

You should rely only on the information incorporated by reference or presented in this prospectus supplement or the accompanying prospectus. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with any different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front of those documents.

Use of Proceeds

          We intend to use the net proceeds from sales of common stock directly issued by us under the plan for general corporate purposes, including investment in our subsidiaries.

Note About Financial Intermediaries

          We may grant requests for waiver of the plan’s maximum monthly investment limit to financial intermediaries, including brokers and dealers, and other participants in the future. Grants of such waiver requests will be made in our sole discretion based on a variety of factors, which may include: our current and projected capital needs, the alternatives available to us to meet those needs, prevailing market prices for our common stock, general economic and market conditions, expected aberration in the price or trading volume of our common stock, the potential disruption of our common stock price that may be caused by a financial intermediary, the number of shares of common stock held by the participant seeking a waiver, the past actions of a participant under the plan, the aggregate amount of optional cash payments for which such waivers have been submitted and the administrative constraints associated with granting such waivers. If waiver requests are granted, a portion of the shares available for issuance under the plan will be purchased by participants (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

          Financial intermediaries may purchase a significant portion of the shares of common stock issued under the plan. We do not have any formal or informal understanding with any such organizations and, therefore, the extent of such financial intermediaries’ participation under the plan cannot be estimated as this time. Participants that are financial institutions that acquire shares of our common stock under the plan with a view to distribution of such shares or that offer or sell shares in connection with the plan may be deemed underwriters within the meaning of the Securities Act.

          From time to time, financial intermediaries, including brokers and dealers, may engage in positioning transactions in order to benefit from the discount from the market price, if any, of common stock acquired under the plan. Such transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries that engage in positioning transactions may be deemed to be underwriters within the meaning of the Securities Act. The plan is intended for the benefit our current and prospective investors and not for individuals or investors who engage in transactions which may cause aberrations in the price or trading volume of our common stock.

Legal Opinion

          Certain matters of Delaware law relating to the validity of the common stock offered by this prospectus supplement have been passed upon for us by Mayer, Brown, Rowe & Maw, Los Angeles, California.

Experts

          Our consolidated financial statements for the years ended December 31, 2000 and December 31, 1999 incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Grant Thornton LLP, our former independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Our consolidated financial statements for the year ended December 31, 2001 incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

Indemnification

          Our Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, director liability for monetary damage for breaches of the directors’ fiduciary duty of care. Our Certificate of Incorporation and Bylaws also provide that we will indemnify directors and officers under certain circumstances for liabilities and expenses incurred by reason of their actions as our agents. In addition, we maintain an insurance policy that indemnifies directors and officers against certain liabilities

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling IndyMac pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

APPENDIX A

Threshold Price and
Waiver Discount Set		Pricing Period
Date	Payment Due Date	Commencement Date	Investment Date

May 30, 2002	June 5, 2002	June 6, 2002	June 24, 2002
June 27, 2002	July 3, 2002	July 5, 2002	July 23, 2002
July 30, 2002	August 5, 2002	August 6, 2002	August 22, 2002
August 28, 2002	September 4, 2002	September 5, 2002	September 23, 2002
September 27, 2002	October 3, 2002	October 4, 2002	October 22, 2002
October 29, 2002	November 4, 2002	November 5, 2002	November 21, 2002
November 27, 2002	December 4, 2002	December 5, 2002	December 23, 2002